May 31, 2005

Filed via EDGAR

Securities and Exchange Commission

ATTN:  Mr. Larry Spirgel

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  2059

Re:	Zomax Incorporated
Form 10-K for the Fiscal Year ended December 31, 2004
Filed March 31, 2005
File No. 000-28426

Dear Mr. Spirgel:

Please find below our responses to your comments as noted in your letter to Zomax Incorporated (the Company) dated May 10, 2005:

Summary of Significant Accounting Policies

Royalties.  Page 24

1.                                      Present the $2.7 million reduction in accrued 2002 royalties, recorded in 2003, as a separate line item in your income statement.

Our Response:  Our royalty costs are one component of the total cost of providing optical media products to our customers and are included in the total cost of revenue reported on the face of our income statement.  Royalty costs represent less than 5% of our total cost of revenue.

Rule 5-03 of Regulation S-X provides guidance on the various line items which, if applicable, should appear on the face of the income statement.  Specifically, Rule 5-03 (2) provides guidance with respect to costs and expenses applicable to sales and revenues:

“Costs and expenses applicable to sales and revenues.  State separately the amount of

(a) cost of tangible goods sold,

(b) operating expenses of public utilities or others,

(c) expenses applicable to rental income,

(d) cost of services, and

(e) expenses applicable to other revenues.”

We believe that our disclosure of total cost of revenue as one line item on our income statement conforms to the requirements of Rule 5-03.

With respect to the reduction in 2003 of royalties accrued in 2002, our 2003 results of operations included three items which we determined to meet the definition of infrequent in accordance with such definition as provided in APB 30 Par.  20(b).  These items were as follows:

(i)                                     The royalty adjustment referred to above.  We have a very limited number of royalty agreements, all of which span multiple years and, if renegotiated, would typically be done so in advance of the expiration of any prior agreements with no impact on past royalty amounts;

(ii)                                  A $3.0 million charge related to the settlement of a customer claim made against our Irish entity dating back to an alleged event that occurred prior to our acquisition of this entity in 1999; and

(iii)                               A $2.0 million charge for severance costs related to the termination of our former Chief Executive Officer, who co-founded the business in 1993.

Paragraph 26 of APB 30 provides guidance for the presentation and disclosure of infrequent items as follows:

“A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as a separate component of income from continuing operations.  The nature and financial effects of each event or transaction should be disclosed on the face of the income statement or, alternatively, in notes to the financial statements.  Gains or losses of a similar nature that are not individually material should be aggregated.  Such items should not be reported on the face of the income statement net of income taxes or in any other manner that may imply that they are extraordinary items.  Similarly, the earnings per share effects of those items should not be disclosed on the face of the income statement.”

We believe that our current presentation of the nature and financial effects of these items in the footnotes as well as in several sections of Item 7 of our Form 10-K conforms to this guidance.  We further believe that presenting only one (e.g. the royalty item), but not all of these items on the face of the income statement would imply some intent to limit transparency to the other items.  Conversely, we believe that presenting all of these items on the face of our full year income statement will add unnecessary complexity to its presentation in the current year and all future periods in which they are presented.

2.                                      Disclose your policies for accruing potential royalties and quantify in the policy footnote the amounts expensed in each of the past three years and the total amount accrued as of year-end for potential and any unasserted royalty obligations.  You should also disclose management’s estimate of the amount of any reasonably possible royalty liabilities that have not been accrued.  Please explain your policies for recognizing royalty expenses and liabilities, and refer us to the GAAP literature that you are relying upon.  In addition, please explain to us why the terms of the renegotiated royalty agreement impacted the amounts accrued for other known or potential royalties.

Our Response:  Below we have provided a revised disclosure of our royalty accounting policy which we believe addresses a number of the points raised in this comment.

Royalties.  We have license agreements with several companies for the use of certain CD and DVD manufacturing technology we use in our business.  We do not necessarily have agreements with every patent holder that may assert or has asserted a claim to royalties.  Our royalty costs are accrued and charged to cost of revenue based upon the terms of our royalty agreements and, in accordance with the provisions of FASB Statement No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss, an interpretation of FASB Statement No. 5”, our assessment of the likelihood that other royalty claims may be asserted against us.  Royalty expense included in cost of revenue was $5.9 million, $2.2 million and $7.2 million in our fiscal years 2004, 2003 and 2002, respectively.

In the fourth quarter of 2003, we completed negotiations with one of the major patent holders resulting in the signing of a revised royalty agreement that retroactively reduced the royalties payable to this patent holder.  These negotiations, which had been previously disclosed in our 2002 Form 10-K, began in 2002.  While we were hopeful from the start of our negotiations that we would achieve a retroactive application of the reduced royalty rates, this was not guaranteed and, in our judgment, it was not appropriate to recognize the benefit of the potentially reduced rates until the execution of a final agreement.  Upon signing the new agreement in the fourth quarter of 2003, we recorded a benefit to cost of revenue related to these reduced rates totaling $4.8 million.  We also recorded smaller adjustments to amounts previously accrued for other known or potential royalties.  This total benefit reflected a reduction of unpaid royalties of $2.1 million accrued in the first three quarters of 2003 and $2.7 million accrued in 2002.

As noted in the revised disclosure, our policy for accruing potential royalties is based on the provisions of FASB Statement No. 5, “Accounting for Contingencies”, and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss, an interpretation of FASB Statement No. 5”.

With respect to disclosure of the amount of royalty expense included in cost of revenue, we have provided such disclosure.  With respect to disclosure of the total amount accrued at year-end for potential and any unasserted royalty obligations, paragraph 9 of FASB Statement No. 5 states:

“Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.”

We believe presentation of the amount of such accrual is not necessary for the financial statements not to be misleading.  In addition, we believe that disclosure of such amount in a public document increases the Company’s risk of being specifically targeted by parties attempting to allege royalty claims against us which are not meritorious.  Therefore it is our preference not to disclose this information.  We will by happy to provide this information to the Commission in the course of direct discussions of our response if it will assist in your assessment of our position on this point.  With respect to disclosure of the amount of our estimate of any reasonably possible royalty liabilities that have not been accrued, we are unable to estimate an amount, or range of such amounts.

As presented in the proposed disclosure revisions, our policy for recognizing royalty expense and liabilities is based upon the terms of our royalty agreements and in accordance with the provisions of FASB Statement No. 5 and FASB Interpretation No. 14.  Royalties due under our royalty agreements are calculated and paid quarterly, generally within 45 to 60 days after the end of our fiscal quarter.  At the end of each fiscal quarter we accrue such royalties based on the terms of these agreements and initial estimates of media production during the quarter.

With respect to the fourth quarter adjustment to our accrual for other known or potential royalties, this adjustment was not related to the signing of our agreements.  We have clarified this in the revised disclosure above.  This adjustment related to an agreement with a different patent holder under which royalties are due based on a calculation of “net selling price” of CD and DVD media.  Over the past several years, our CD and DVD media have increasingly been sold bundled with other products resulting in our need to estimate the portion of the total product price allocable to the media.  Accordingly, we determined that there was a probable risk that the patent holder could disagree with the inherent assumptions used in this calculation and a range of amounts was estimable.  Therefore, an accrual for this contingent liability was provided for in the financial statements.

In the first quarter of 2003, we proposed to the royalty agreement administrator to simplify the method of calculating net selling price, effective with our calculations for the first quarter of 2003.  This revised calculation proposed the use of market reference data on the prices of bulk, or “stand-alone” CD and DVD media, rather than specific prices on all actual Zomax sales during the quarter.  We received verbal agreement with the administrator to move forward with this new method; however, it was recommended by the administrator that the formal agreement not be amended as it may have caused undue delays and could potentially raise issues with other media replicators with similar agreements.

Upon completing these discussions, we re-assessed the likelihood that a future claim could be asserted against us by the patent holder and concluded that a probable risk continued to exist on the basis that (a) historical risk continued to exist under the old method of determining net selling price given the aforementioned complexities of the calculation, (b) our revised calculation of net selling price was not going to be formally documented in our agreement and (c) the new calculation would continue to involve elements of estimation.

As indicated in our disclosure, our range of estimated probable future losses associated with this risk was reduced in the fourth quarter of 2003.  This assessment was based on our belief that our defense to a potential royalty claim was strengthened and the amount of our financial risk reduced, based on the following:

a.                                       The contractual audit period under this agreement is three years.  The decline in media unit prices over time results in a natural decline in exposure over the total audit period as older, higher cost years are replaced by most recent, lower cost years;

b.                                      The patent holder’s acceptance of payments determined in accordance with both methods could be asserted by us to be constructive acceptance of the assumptions used in determining the payments; and

c.                                       The continued lapse of time without correspondence from the patent holder with regard to either net selling price calculation;

With respect to the issue of retroactive or prospective reporting, in our opinion our existing disclosure is not materially misleading or in direct violation of accounting rules or regulations.  Accordingly, we are proposing that recommendations to changes in our disclosure be made on a prospective basis effective with our second quarter 2005 Form 10-Q.

Note 12.  Quarterly Financial Data.  Page 34

3.  We note that the restatement discussed on page 36 had a material negative impact on your operating loss and net earnings (loss) for the quarters ended in March, June and September of 2004.  As such, please file an amended form 10-Q for each of the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004.

Our Response.  We have disclosed the effects of the restatement on our 2004 and 2003 quarterly results in Note 12, “Quarterly Financial Data”, to the consolidated financial statements as filed in our fiscal year 2004 Form 10-K.  We will restate the 2004 quarterly financial statements in conjunction with the filing of our fiscal year 2005 Form 10-Qs.  The first quarter Form 10-Q, as filed with the Commission on May 11, 2005, incorporates this approach, further disclosing in detail the effects of the restatement on the 2004 first quarter results.  It is our understanding that this approach is acceptable; however, if the Staff disagrees, please advise and direct us to the appropriate guidance.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of all disclosures in its filings with the SEC.  The Company hereby acknowledges that Staff comments or changes to disclosures in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to such filings.  The Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me directly at 763-577-3515.

Very truly yours,

/s/ Robert J. Rueckl
Robert J. Rueckl
Chief Financial Officer